Exhibit 99.1

Dear Nasus Pharma Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of Nasus Pharma Ltd. (the “Company”), to be held on March 5, 2026 at 2:00 p.m. Israel time, at the Company’s legal counsel’s office, located at 28 Ha’Arbaa St., Hagag Towers, North Tower, 34th Floor, Tel Aviv, 6744317 Israel (the “Meeting”).

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”).

Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on February 9, 2026, (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Dan Teleman
Dan Teleman
Chief Executive Officer

January 29, 2026

Nasus Pharma Ltd.

Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Nasus Pharma Ltd. (the “Company”) will be held on March 5, 2026, at 2:00 p.m. Israel time, or at any adjournment or postponement thereof, at the Company’s legal counsel’s office, located at 28 Ha’Arbaa St., Hagag Towers, North Tower, 34th Floor, Tel Aviv, Israel.

The following matters are on the agenda for the Meeting:

1.	consider a proposal to increase the Company’s authorized share capital, and to amend the Company’s amended and restated articles of association to reflect the same; and

2.	consider a proposal to approve a grant of equity-based compensation to non-executive directors of the Company; and

3.	consider a proposal to approve a grant of equity-based compensation to Mr. Eyal Rubin, the Company’s Chief Financial Officer; and

4.	consider a proposal to approve a milestone-based grant for the Company’s Chief Executive Officer, Mr. Dan Teleman; and

5.	consider a proposal to approve the Sub-Plan for U.S. Persons to the Company’s 2019 Incentive Option Plan.

Board Recommendation

Our board of directors (the “Board of Directors”) unanimously recommends that you vote “FOR” the above proposed resolutions, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on February 9, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law 5759-1999 (the “Companies Law”), each of Proposals 1 and 5, requires a Simple Majority (as defined in the Proxy Statement).

Each of Proposals 2, 3 and 4 described hereinafter, requires a Special Majority (as defined in the Proxy Statement).

How You Can Vote

A form of proxy card for use at the Meeting is attached to the Proxy Statement and a voting instruction form, together with a return envelope, will be sent to holders of the Company’s ordinary shares, no par value per share (“Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy card in the attached form is received by the Company at least four (4) hours prior to the Meeting, including a certificate of ownership and a copy of your identity card, passport or certification of incorporation as the case may be, all of the Ordinary Shares represented by the proxy card shall be voted as indicated on the form.

Subject to applicable law and the rules of the NYSE American LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxy cards will be voted “FOR” the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders of record

If your shares are registered directly in your name with our transfer agent, VStock Transfer LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to each of Mr. Eyal Rubin, Chief Financial Officer (e-mail address eyalr@nasuspharma.com) at least four (4) hours prior to the Meeting, or to vote in person at the Meeting. Proxy cards received after the aforementioned time will not be tabulated.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares are held in “street name” as of the Record Date, these proxy materials are to be forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares.

You also may attend the Meeting. In such case, because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting.

Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to all of the Proposals listed above, which we believe are considered “non-routine” under applicable rules, and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for all of the Proposals.

Voting Results

The final voting results will be tallied by the Company, in consultation with its legal counsel, based on the information provided by VStock Transfer LLC or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Sincerely,

/s/ Dan Teleman
Dan Teleman
Chief Executive Officer

January 29, 2026